SciVac Therapeutics Inc.

(the “Corporation”)

Special Meeting of Shareholders

(the “Meeting”)

January 29, 2016

REPORT OF VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

Common Shares represented at the Meeting:	414,127,092
Total issued and outstanding Common Shares as at record date:	756,599,439
Percentage of issued and outstanding Common Shares represented:	54.74%

1.	Share Issuance

By ordinary resolution passed by show of hands, the shareholders authorized and approved the issuance of up to 650,000,000 common shares of the Corporation (the “SciVac Shares”), as more particularly described in the management information circular dated December 23, 2015 (the “Circular”), to allow the Corporation to acquire 100% ownership of VBI Vaccines Inc. (“VBI”) on the basis of 20.808356 SciVac Shares for each share of VBI common stock, including SciVac Shares issuable upon the exercise or conversion of VBI options and VBI warrants, as applicable. The number and percentage of votes cast “for” and “against” were as follows: 412,998,862 (99.81%) votes “for” and 777,370 (0.19%) votes “against”.

2.	New Equity Incentive Plan

By ordinary resolution passed by show of hands, the shareholders authorized and approved the new equity incentive plan of the Corporation, as more particularly described in the Circular. The number and percentage of votes cast “for” and “against” were as follows: 412,452,492 (99.68%) votes “for” and 1,323,740 (0.32%) votes “against”.

3.	Name Change

By special resolution passed by show of hands, the shareholders authorized and approved an amendment to the notice of articles of the Corporation to change the name of the Corporation to “VBI Vaccines Inc.”, as more particularly described in the Circular. The number and percentage of votes cast “for” and “against” were as follows: 413,038,722 (99.74%) votes “for” and 1,088,370 (0.26%) votes “against”.

No other business was transacted or voted upon at the Meeting.

Dated: January 29, 2016